UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA’s January 2008 total passenger traffic increases 11.4%

▪	Domestic traffic grows 17.3%

Monterrey, Mexico, February 11, 2008—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, reports that total passenger traffic (terminal passengers) at its 13 airports increased 11.4% in January 2008, as compared to January 2007. The increase is a result of the double digit growth in domestic passenger traffic.

Domestic traffic in January 2008 increased 17.3% (+135,799 passengers), compared to the prior year period. Twelve of our airports reported growth in domestic passenger traffic as a result of new routes, including the Aguascalientes-Zacatecas-Tijuana, Tijuana-Acapulco-Tapachula, Culiacán-Guadalajara, and Monterrey-Puebla routes. The airports that reported the most significant growth in passenger traffic were Reynosa (+95.3%), Mazatlán (+41.9%), Ciudad Juárez (+40.4%), and Culiacán (+32.1%). Passenger traffic at the Zacatecas airport decreased 12.2%, as a result of the suspension of operations of Líneas Aéreas Azteca.

International traffic decreased 5.8% (-15,413) in January 2008, as compared to January 2007. International traffic at the Acapulco, Mazatlán and Zihuatanejo airports, located in tourist destinations, decreased significantly (22.5%, 8.8%, and 12.9% respectively), as a result of the reduction in charter and seasonal flights. In addition, passenger traffic at the Zacatecas, Tampico, and Durango decreased due to the cancellation or reduction of frequencies in international routes. The airports that recorded the most significant increases were San Luis Potosí (+21.6%), Chihuahua (+17.7%), and Monterrey (+10.6%), as a result of the increase in frequencies of several international routes.

By airport

Monterrey, OMA’s principal airport, served 499,716 passengers in January 2008, an increase of 10.7% (+48,220 passengers) compared to the same month of 2007. Domestic traffic at Monterrey airport increased 10.7%, principally as a result of the growing volume of passengers served by the new airlines. International traffic rose 10.6% as a result of higher occupancy rates and an increase in frequencies of international flights.

Passenger traffic at the airports of Ciudad Juárez and Reynosa, located in cities on the U.S. border, grew 40.5% and 96.0% respectively. Both airports have benefited from the opening of new routes and the increase in frequencies of routes operated by the new domestic airlines.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This communication may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Annual Report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: February 12, 2008